SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




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                                                  :
                In the Matter of                  :
                                                  :
      PUBLIC SERVICE COMPANY OF OKLAHOMA          :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8711                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Public Service Company of Oklahoma (PSO) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26445 dated December 29, 1995, it is required that PSO file semi-annual reports providing the following information with respect to the activities related to its investment in RIKA Management Company, L.L.C., Universal Power Products, L.L.C., Automated Substation Development Company, L.L.C., and RC Training, L.L.C. (collectively referred to as the RIKA Companies): 1) a description of all products and services that were developed, in the process of development or being considered for development by the RIKA Companies during the period, 2) a description of any software or ancillary services provided to PSO by the RIKA Companies during the period, 3) a statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of its debt and equity holdings in the RIKA Companies, and 4) a statement regarding the nature and consequences of any event of default under the development agreement occurring during the period, including any resulting change in the voting interests held by PSO in any of the RIKA
Companies and any exercise of control by PSO over the management and affairs of any of the RIKA Companies. This report covers the period July 1, 1996 through December 31, 1996.


1) DESCRIPTION OF ALL PRODUCTS AND SERVICES THAT WERE DEVELOPED, IN THE PROCESS OF DEVELOPMENT OR BEING CONSIDERED FOR DEVELOPMENT BY THE RIKA COMPANIES

             The RIKA Companies officially released the WindowsTM version of its relay testing software "Ultratest" in September 1997. Customers utilizing all previous software versions were updated to this release. Old versions will no longer be supported. The next Ultratest development is to the Windows 95TM version which should be completed during the first quarter of 1997.

             The first version of the RIKA Companies' substation automation package was completed in of December 1996. The goal of the RIKA Companies is to initially install a Beta test at several utility substations. However, as of the end of 1996, no such contracts have been signed.

             No utility training programs were developed during the reporting period.

             The RIKA Companies signed a letter of intent to form an alliance with a company in Spain called Euro-Smc. Under this agreement, Euro-Smc will be the exclusive Ultratest distributor in Europe. Also under this agreement, the RIKA Companies will be the exclusive United States marketer of Euro-Smc's relay testing hardware unit. These sales provide product royalties to the marketing party. There is no change in equity, ownership or control interest as a result of this agreement. The Euro-Smc test-set will be marketed and sold by the RIKA Companies to electric utilities and will complement the existing Ultratest sales effort.

             The RIKA Companies are in the process of developing a software database that can be used to integrate the multiple substation/relay maintenance and testing software programs available on the market. This product will allow users to streamline data input as well as reporting results. This current product is scheduled for completion around the end of the first quarter of 1997. This product will be marketed and sold to electric utilities and will complement the existing Ultratest sales effort.


2) DESCRIPTION OF ANY SOFTWARE OR ANCILLARY SERVICES PROVIDED TO PSO BY THE RIKA COMPANIES

             No products, software or ancillary services have been provided to PSO or CSW by the RIKA Companies for the reporting period.


3) STATEMENT OF ANY DIVIDENDS OR INTEREST PAID TO PSO, BOTH FOR THE PERIOD AND CUMULATIVELY

             Because of the delay in the release of the current version of Ultratest, PSO agreed that the RIKA Companies should conserve its current cash reserves. As a result, PSO's current semi-annual interest payment was postponed. None of the provisions of the agreement were modified nor were any other considerations given as a result of this decision. The amount of the interest payment deferred was $45,874. During 1996, PSO received $45,874 cumulative interest from the RIKA Companies.

             The RIKA Companies paid no dividends to PSO during the reporting period.


4) STATEMENT REGARDING THE NATURE AND CONSEQUENCES OF ANY EVENT OF DEFAULT UNDER THE DEVELOPMENT AGREEMENT

             No events of default occurred during the reporting period.


                                S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma has duly caused this report to be signed on its behalf on this 28th day of February 1997.

                                      Public Service Company of Oklahoma

                                      /S/ R. RUSSELL DAVIS
                                          R. Russell Davis
                                          Controller and Chief
                                          Accounting Officer